UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                         The Allied Defense Group, Inc.
                                (Name of Issuer)

                          Common Stock, $0.10 par value
                         (Title of Class of Securities)

                                    019118108
                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 March 13, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the object of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 019118108
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

      Pirate Capital LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES        7     SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING                0
PERSON WITH             --------------------------------------------------------
                        8     SHARED VOTING POWER

                              789,600
                        --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              789,600
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      789,600
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.52%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS

CUSIP: 019118108
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

      Thomas R. Hudson Jr.
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
NUMBER OF SHARES        7     SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING                0
PERSON WITH             --------------------------------------------------------
                        8     SHARED VOTING POWER

                              789,600
                        --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              789,600
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      789,600
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.52%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D/A relates is shares of common stock, $0.10 par value, of The Allied Defense Group, Inc., whose principal executive offices are located at 8000 Towers Crescent Drive, Suite 260, Vienna , Virginia 22182.

Item 2. Identity and Background

(a), (b), (c) and (f) This is Amendment no. 4 to the Schedule 13D filed by Pirate Capital LLC and Thomas R. Hudson Jr. on May 23, 2005, and amended July 5, 2005, August 23, 2005 and February 16, 2006. Pirate Capital LLC is a limited liability company, organized under the laws of Delaware, whose principal executive office is located at 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854. The principal business of Pirate Capital LLC is providing investment management services to investment partnerships and other entities. Thomas R. Hudson Jr. is the sole Member and Managing Member of Pirate Capital LLC and a citizen of the United States. Each of the aforesaid reporting persons is deemed to be the beneficial owner of an aggregate of 789,600 shares of the common stock of the Issuer (the "Shares"), which Shares are owned of record, in part, by each of Jolly Roger Fund LP and Jolly Roger Offshore Fund LTD (the "Holders"). The persons filing this report disclaim that they and/or the Holders are members of a group as defined in Regulation 13D-G.

Item 3. Source and Amount of Funds or Other Consideration

Funds for the purchase of the Shares were derived from available capital of the Holders. A total of approximately $17,780,932 was paid to acquire the Shares.

Item 5. Interest in Securities of the Issuer

(a) and (b) By virtue of its position as general partner of Jolly Roger Fund LP, Pirate Capital LLC has the power to vote or direct the voting, and to dispose or direct the disposition of, all of the Shares owned by Jolly Roger Fund LP. By virtue of an agreement between it and Jolly Roger Offshore Fund LTD, Pirate Capital LLC has the power to vote or direct the voting, and to dispose or direct the disposition of, all of the Shares owned by Jolly Roger Offshore Fund LTD. By virtue of his position as sole Managing Member of Pirate Capital LLC, Thomas R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital LLC has voting power or dispositive power. Accordingly, Pirate Capital LLC and Thomas R. Hudson Jr. are deemed to have shared voting and shared dispositive power with respect to an aggregate of 789,600 Shares.

The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 5,841,660 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005.

(c) The following sets forth all purchases made by each of the Holders in the last 60 days. All of the Shares were purchased by the Holders in open market transactions.

JOLLY ROGER OFFSHORE FUND LTD
Trade Date                    Number of Shares          Price
2006-02-16                          7,600               21.26
2006-02-17                         10,000               21.50
2006-02-21                          5,600               22.00
2006-02-22                            200               21.95
2006-02-23                            300               22.72
2006-02-24                            700               22.50
2006-02-27                            400               22.45
2006-02-28                          4,900               22.73
2006-03-10                         75,000               22.15
2006-03-13                         25,000               23.00

(d) No person other than the Reporting Persons and the Holders is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2006

                                        Pirate Capital LLC


                                        /s/ Thomas R. Hudson, Jr.
                                        -------------------------
                                    By: Thomas R. Hudson Jr.
                                        Portfolio Manager


                                        /s/ Thomas R. Hudson, Jr.
                                        -------------------------
                                        Thomas R. Hudson, Jr.